

Starbucks Coffee Company

FISCAL 2002 ANNUAL REPORT


03006633

This year, as Starbucks continued to grow, we wondered whether it was possible to continue to stay true to our dream.

We wanted to find out whether our way of doing business— one person, one moment, one cup at a time—would allow us to become a company that could grow big and still feel small.

So we set out for Spain to look at one new store opening, to meet our new partners, and to see how we're delivering our promise for the best experience we can create.

Cover—Evening over the Gran Via • Madrid, Espana

This grand avenue is the lively center of urban Madrid, where we joined a vibrant community, and broadened our international connections. By fiscal year end 2002, we had opened five locations in both Barcelona and Madrid. Spain was the 26th of 30 countries in which we operated, totaling 1,312 international stores, comprised of 384 Company-operated and 928 licensed locations.

7:30 a.m. Juan Carlos Lorenzo will brew *café con leche* in his fourth-floor apartment at Atocha, 66.

2 p.m. In the Plaza Mayor, *turistas* will meet for lunch over bowls of *paella* and glasses of *Rioja*.

7 p.m. On the Puerta del Sol, Ana Vila will stop for a *café solo* before heading home from the office.

10 p.m. At Hermosilla, 15, Jesús Tierraseca will greet customers inside the entrance of the restaurant Teatriz.

11 p.m. In the Plaza de la Paja, pajamaed children will shriek in a game of *fútbol* under the easy gaze of their grandparents.

On this day, Starbucks will open a new store at Orense, 6 in Madrid.



Our Customers
People we know and
those we are yet to meet.

Gran Via looking west • Madrid, España



Store at Orense, 6 two days before opening

This year Starbucks opened its doors worldwide in Vienna, Berlin and Madrid; Jakarta, Muscat and Mexico City, to name a few.

We became neighbors in places we had only dreamed about, and got to know people we'd never before had the chance to meet. We served customers, inspired contact, made connections and found friendships.

As we reached out to more customers than ever, we thought you might like to know how we're delivering the experience in Spain. In Madrid, we open early and close late. A citrus juicing machine presses sweet *naranjas,* glass by glass, and the most popular breakfast is a traditional sticky *caracola de chocolate* and a *caffè latte.*

At the end of the day, our outdoor courtyard is a busy gathering place long into the evening.

Whether people already know us, or we're yet to meet, every single customer presents us with an opportunity, a chance to make a difference, make someone happy, make a friend.



More than 100 people. More than a dozen nationalities.
Three months training. Five weeks preparing.

Along with the practicalities of running a new venture,
our joint venture partners from Spanish company Grupo Vips
discovered that human connection is at the heart of everything we do,
that nurturing and inspiring the human spirit is a way of doing
business that is somehow both universal and personal.

"We imagined how we would like to see the Starbucks
experience in Spain," says David Beti, learning manager.

"For us, the spirit of the company is the spirit of life—
enjoy each sip, enjoy each conversation,
enjoy as much of life as you can.

"Our histories and our customers' histories are so different, but
we can connect with the human spirit, listening, talking, giving,
tasting and sharing coffee.

"This is the best job, when you don't realize you are working.

"Your spirit in the sky. Your feet on the earth."







Próxima Apertura 9 de Octubre

CALLE DE ORENSE





Bienvenidos a Starbucks Coffee



Our Partners

The heart and soul within every cup.









Opening day, Orense, 6 • Madrid, España




Our Coffee
We seek the world's best beans, then
give them our personal attention.
Patricia Thorpe batch-roasting • London, England



Patricio Gaido, Coffee Master, preparing for Orense, 6 opening

Whether we're in New York, Tokyo, Sydney or Barcelona, our coffee receives the same exceptional care and attention. Each year we source about one percent of the world's beans—only the very best; travel hundreds of thousands of miles; batch-roast and sample more than 150,000 cups.

"*Madrileños* drink a lot of coffee," says Patricio Gaido, the first partner in Spain to earn the black apron that marks the prestigious title, Coffee Master. "But they are just getting to know Starbucks."

The first delivery of coffee beans to Orense, 6 was freighted from our roasting plant in London a few days before the store was due to open.

There was Espresso Roast, the same coffee that goes into every espresso beverage we make around the world. Sumatra and Colombia, Caffè Verona® and House Blend were there, too, fresh-roasted, delivered right on time.

And the coffee of the day was Guatemala Antigua.



Eduardo José Casas Bello with Plaza de Neptuno store manager Antonio Romero

Wherever we go, we try to find a way to give something back, to become part of each community in which we do business.

This year, around the world, Starbucks took part in programs that helped build schools and health clinics, contributed to child literacy efforts, and participated in tree-planting, recycling and conservation programs.

In Spain, we joined with Save the Children in programs designed to promote social integration and development among schoolchildren.

But to us, becoming part of a community is about more than offering financial support.

Wherever we are, Starbucks is a place beyond work and home, between the familiar and the undiscovered, a place where you can belong.

At the Starbucks on the Plaza de Neptuno, near the Museo del Prado and the Museo Thyssen-Bornemisza, across from the languorous stretch of the Paseo del Prado and looking out onto the Fuente de Neptuno, you will hear *Madrileños* and *turistas* alike ordering Caffè Americanos to go.


Our Community
A place beyond work, beyond home, where you can belong.

Entrance to Real Jardín Botánico • Madrid, España

This year we continued to grow.

This year we delivered on our promise, a promise for the best experience we can create, millions of times every day.

And wherever we are, our philosophy—one person, one moment, one cup at a time—allows us to both grow big and stay small.

Because wherever we are, we're in the business of serving people.

And that's how we become an enduring company.

Our spirit in the sky. Our feet on the earth.

Muchas gracias, Madrid.

To our Shareholders,

Starbucks enjoyed an exceptional year in fiscal 2002, despite the cloud over the economy and sense of uncertainty felt worldwide. Our record-setting performance illustrates the simple yet powerful connection that people around the world share over a cup of coffee, and the way the Starbucks brand enriches our customers' daily lives. Today we are in places that 10 years ago we never dreamed would share the *Starbucks Experience.* Yet when we open a market for the first time, we see the excitement—people peeking in the window to watch our progress as we put the finishing touches on the décor, lines that form out the door and down the street on opening day, and the first customers eagerly ordering favorite beverages from their new barista. We see it when we open locations in cities as far-flung as Des Moines, Iowa, and Madrid, Spain. We chose to focus this year's Annual Report on a single store opening in Madrid because by sharing this one day, this moment in time, you can feel the depth and power of the *Starbucks Experience* around the world. After just six years of developing our presence outside of North America, we have built the foundation for Starbucks success on the world stage.

We also remain focused on our values as we continue to pursue our goals. We firmly believe that our extraordinary results and continued growth are rooted in our relationships with our partners (employees) around the world—they make daily connections with our customers, source and roast the finest coffee and support our stores. Our customers, shareholders, partners, suppliers and people in the communities we serve have rewarded us with their trust and an overwhelmingly enthusiastic response to the *Starbucks Experience.* Now, just 10 years after Starbucks initial public offering, we are well on our way to fulfilling our aspiration to become one of the most recognized and respected brands in the world.

As of the end of fiscal 2002, we have enjoyed 123 consecutive months of positive comparable store sales growth, and 11 consecutive fiscal years of comparable store sales growth of 5% or more. We delivered fiscal 2002 revenue growth of 24% and net earnings of $215.1 million—the highest reported net earnings in the Company's history.

Of course, we do not intend to rest on past achievements. While we are committed to our core business—coffee—we remain an entrepreneurial company that thrives on innovation and stellar execution. This year we introduced compelling new products and services to excite and inspire the 20 million customers per week who visit us in the 30 countries in which we operate. We brought a variety of tempting beverage selections to various markets, including Crème Frappuccino® ice blended beverages and Starbucks DoubleShot,™ our new ready-to-drink beverage. We branched into new territory by launching the Starbucks Card. The amazing popularity and performance of the Starbucks Card exceeded our expectations, and we plan to develop new value-added features. We were also excited to introduce a wireless network in more than 1,600 Company-operated stores in North America during fiscal 2002 and pilot the concept in Europe. Our in-store wireless Internet access offers a relaxing environment where customers can connect with people and information while enjoying a snack and a delicious Starbucks® beverage. We believe that these and other innovations, coupled with our ability to operationally execute at the highest level, will help to drive our long-term success.

We feel strongly that Starbucks has global appeal, as demonstrated by the warm reception by the diverse communities we have entered. In fiscal 2002 we opened 525 Company-operated locations, including expansion into five new states in the U.S. and 269 licensed locations in North America. We also entered nine new international markets: Austria, Oman, Spain, Germany, Indonesia, Southern China, Mexico, Puerto Rico and Greece, and opened 89 Company-operated and 294 licensed stores in existing international markets. We intend to sustain our aggressive rate of expansion to reach a total of 10,000 stores in 60 countries by the end of fiscal 2005. As always, our goals are high—we anticipate that we will ultimately have at least 25,000 stores worldwide, with at least 10,000 stores in our North American market and at least 15,000 stores in international markets.

Even as we continue to expand the reach of the brand, we remain focused on the heart of our business—the highest quality coffee in the world, and our relationships with our people. We are passionately committed to fostering sustainability in coffee-origin countries. We plan to continue our long-standing practice of paying a premium price for the highest quality *arabica* green coffee beans. This commitment helps to ensure the excellence of our coffee and contributes to the well-being of the people working on small-scale coffee farms in origin countries, many of whom have been financially devastated by a dramatic and sustained drop in coffee prices.

We have also implemented a number of programs to help improve the lives of people in coffee- and tea-origin countries around the world. For instance, we introduced our coffee sourcing guidelines—a pilot program that rewards suppliers who meet important environmental, social, economic and quality standards—and our new Commitment to Origins™ line of whole bean coffees, which includes Starbucks exclusive coffees that resulted from years of working with farmers to maintain quality standards, encourage sound environmental practices and help meet social needs. We hope that you will review our fiscal 2002 Corporate Social Responsibility Annual Report to see the many ways in which we strive to make positive contributions to the communities in which we operate. Please refer to page 37 for details on how to obtain a report.

We want to extend our heartfelt thanks to our partners, customers, shareholders, suppliers and coffee-origin farmers for helping Starbucks to flourish during our 31-year history and our first decade as a public company. This has been an amazing year for Starbucks and we are humbled by our good fortune. We know that success is not an entitlement. We remain committed to reaffirming your trust, belief and confidence in us as leaders and as a company. The best is yet to come.

Warm regards,



Howard Schultz
chairman and chief global strategist



Orin C. Smith
president and chief executive officer

Starbucks Coffee Company

FINANCIAL HIGHLIGHTS



$975.4
$1,308.7
$1,686.8
$2,177.6
$2,649.0
$3,288.9
1997
1998
1999
2000
2001
2002
Fiscal Year

NET REVENUES (*in millions*)



$86.2
$109.2
$156.7
$212.3
$281.1
$318.7
1997
1998
1999
2000
2001
2002
Fiscal Year

OPERATING INCOME (*in millions*)



$533.7
$794.3
$961.0
$1,148.4
$1,375.9
$1,726.6
1997
1998
1999
2000
2001
2002
Fiscal Year

SHAREHOLDERS' EQUITY (*in millions*)



1,412 (total)
1,886 (total)
2,498 (total)
3,501 (total)
4,709 (total)
5,886 (total)
1997
1998
1999
2000
2001
2002
North American Company-operated and Licensed
International Company-operated and Licensed

NORTH AMERICAN & INTERNATIONAL STORES

Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995

Certain statements set forth in or incorporated by reference into this Annual Report on Form 10-K, including anticipated Company-operated and licensed store openings, planned capital expenditures, expected cash requirements and trends in or expectations regarding the Company's operations, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of internal performance and expansion plans, the effect of slowing United States and international economies, the impact of competition, the effect of legal proceedings and other risks detailed herein and in Starbucks Corporation's other filings with the Securities and Exchange Commission.

Business

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of pastries and confections, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs primarily through Company-operated retail stores. In addition, Starbucks sells coffee and tea products through other channels of distribution, and, through certain of its equity investees, Starbucks also produces and sells bottled Frappuccino® and Starbucks DoubleShot™ coffee drinks and a line of premium ice creams. These non-retail channels are collectively known as "Specialty Operations." The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue rapid expansion of its retail operations, grow its Specialty Operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

Company-operated Retail Stores

The Company's retail goal is to become the leading retailer and brand of coffee in each of its target markets by selling the finest quality coffee and related products and by providing superior customer service, thereby building a high degree of customer loyalty. Starbucks strategy for expanding its retail business is to increase its market share in existing markets and to open stores in new markets where the opportunity exists to become the leading specialty coffee retailer. In support of this strategy, Starbucks opened 614 new Company-operated stores during the fiscal year ended September 29, 2002 ("fiscal 2002"). All store openings are reported net of closures. At fiscal year end, Starbucks had 3,496 Company-operated stores in 43 states, the District of Columbia and five Canadian provinces (which comprise the Company's North American Retail operating segment), as well as 322 stores in the United Kingdom, 33 stores in Australia and 29 stores in Thailand (which comprise the Company's International Retail business unit). Company-operated retail stores accounted for approximately 85% of net revenues during fiscal 2002.

Starbucks retail stores are typically located in high-traffic, high-visibility locations. Because the Company can vary the size and format, its stores are located in a variety of settings, including downtown and suburban retail centers, office buildings and university campuses. While the Company selectively locates stores in suburban malls, it focuses on stores that have convenient access for pedestrians and drivers.

All Starbucks stores offer a choice of regular and decaffeinated coffee beverages, including at least one "coffee of the day," a broad selection of Italian-style espresso beverages, cold blended beverages, a selection of teas and distinctively packaged roasted whole bean coffees. Starbucks stores also offer a selection of fresh pastries and other food items, sodas, juices, coffee-making equipment and accessories, a selection of compact discs, games and seasonal novelty items. Each Starbucks store varies its product mix depending upon the size of the store and its location. Larger stores carry a broad selection of the Company's whole bean coffees in various sizes and types of packaging, as well as an assortment of coffee and espresso-making equipment and accessories such as coffee grinders, coffee makers, espresso machines, coffee filters, storage containers, travel tumblers and mugs. Smaller Starbucks stores and kiosks typically sell a full line of coffee beverages, a more limited selection of whole bean coffees and a few accessories such as travel tumblers and logo mugs. Approximately 500 Starbucks stores carry a selection of "grab and go" sandwiches and salads. During fiscal 2002, the Company's retail sales mix by product type was approximately 77% beverages, 13% food items, 6% whole bean coffees and 4% coffee-making equipment and accessories.

Specialty Operations

Starbucks Specialty Operations strive to develop the Starbucks brand outside the Company-operated retail store environment through a number of channels. Starbucks strategy is to reach customers where they work, travel, shop and dine by establishing relationships with prominent third parties that share the Company's values and commitment to quality. These relationships take various forms, including arrangements through Business Alliances, international retail store licensing agreements, grocery channel licensing agreements, warehouse club accounts, interactive operations, equity investees and other initiatives related to the Company's core businesses. In certain licensing situations, Starbucks has an equity ownership interest in licensee operations. During fiscal 2002, specialty revenues (which include royalties and fees from licensees as well as product sales derived from Specialty Operations) accounted for approximately 15% of the Company's net revenues.

North American Foodservice Accounts and Retail Store Licensing together comprise the Business Alliances operating segment and represents approximately 45% of specialty revenues.

Foodservice Accounts

The Company sells whole bean and ground coffees to office coffee distributors, hotels, airlines, retailers and restaurants as well as institutional foodservice companies that service business, industry, education and healthcare accounts. In fiscal 2002, the Company had approximately 5,600 foodservice accounts, and revenues from these accounts comprised approximately 27% of specialty revenues.

Retail Store Licensing

Although the Company does not generally relinquish operational control of its retail stores in North America, in situations in which a master concessionaire or another company controls or can provide improved access to desirable retail space, the Company licenses its operations. As part of these arrangements, Starbucks receives license fees and royalties and sells coffee and related products for resale in the licensed locations. Employees working in the licensed locations must follow Starbucks detailed store-operating procedures and attend training classes similar to those given to Starbucks store managers and employees. During fiscal 2002, Starbucks opened 269 licensed retail stores. As of September 29, 2002, the Company had 1,078 licensed stores in continental North America. Revenues from these stores accounted for approximately 18% of specialty revenues in fiscal 2002.

The remainder of the Company's business units include international retail store licensing, grocery channel licensing, warehouse club accounts, interactive operations, equity investees and other initiatives. These business units comprised approximately 55% of specialty revenues in fiscal 2002.

International Retail Store Licensing

The Company's retail stores located outside of North America, the United Kingdom, Thailand and Australia are operated through a number of licensing arrangements with prominent retailers. During fiscal 2002, Starbucks expanded its international presence by opening 294 new international licensed stores, including the first stores in Austria, Oman, Spain, Germany, Indonesia, Mexico, Puerto Rico and Greece. Licensing arrangements are managed within three operating regions, based primarily on geography. At fiscal year end, the Company had a total of 928 licensed international retail stores located in the following operating regions:

Asia-Pacific		Europe/Middle East/Africa		Latin America	
Japan	397	United Arab Emirates	23	Hawaii	30
Taiwan	99	Saudi Arabia	22	Mexico	1
China	88	Kuwait	16	Puerto Rico	1
South Korea	53	Switzerland	12		
Philippines	49	Lebanon	11		
New Zealand	34	Israel	6		
Singapore	32	Austria	5		
Malaysia	26	Spain	5		
Indonesia	5	Germany	4		
		Qatar	3		
		Bahrain	2		
		Greece	2		
		Oman	2		
TOTAL	783		113		32

Product sales to, and royalty and license fee revenues from, licensed international retail stores accounted for approximately 17% of specialty revenues in fiscal 2002.

Grocery Channel Licensing

Starbucks has a licensing agreement with Kraft Foods, Inc. ("Kraft") to market and distribute Starbucks whole bean and ground coffees in the grocery channel in the United States. Pursuant to that agreement, Kraft manages all distribution, marketing, advertising and promotions for Starbucks whole bean and ground coffee in grocery and mass merchandise stores and pays a royalty to Starbucks based on a percentage of total net sales. By the end of fiscal 2002, the Company's whole bean and ground coffees were available throughout the United States in approximately 18,000 supermarkets. Revenues from the grocery channel accounted for approximately 13% of specialty revenues in fiscal 2002.

Warehouse Club Accounts

The Company sells whole bean and ground coffees to warehouse club chains in North America. As part of its agreement with Starbucks to market and distribute to the grocery channel, Kraft distributes Starbucks products to warehouse club stores, for which the Company pays a distribution fee. Revenues from warehouse club accounts represented approximately 13% of specialty revenues in fiscal 2002.

Interactive Operations

The Company makes Starbucks coffee and coffee-related products conveniently available via mail order and online. The Company maintains a website at Starbucks.com with an online store that allows customers to purchase coffee, gifts and other items via the Internet. Starbucks also publishes and distributes a catalog of business gifts that offer coffees, certain food items and select coffee-making equipment and accessories. Additionally, Starbucks offers customers high-speed wireless Internet access at approximately 1,650 enabled Company-operated retail stores.

Management believes these interactive operations support its retail store expansion into new markets, and reinforce brand recognition and the *Starbucks Experience* for customers in existing markets. The Company's interactive operations accounted for approximately 7% of specialty revenues in fiscal 2002.

Equity Investees and Other Initiatives

The Company has two partnerships to produce and distribute Starbucks branded products. The North American Coffee Partnership with the Pepsi-Cola Company develops and distributes bottled Frappuccino and Starbucks DoubleShot coffee drinks. The Starbucks Ice Cream Partnership with Dreyer's Grand Ice Cream, Inc. develops and distributes premium ice creams. Starbucks sells roasted coffee for use by equity investees, and these revenues accounted for approximately 2% of specialty revenues in fiscal 2002.

The Company has several other initiatives related to its core businesses that are intended to enhance the customers' experience at Starbucks retail stores. For example, the Company has marketed a selection of premium tea products since the acquisition of Tazo, L.L.C. in 1999. Collectively, these initiatives accounted for approximately 3% of specialty revenues in fiscal 2002.

Selected Financial Data

In thousands, except earnings per share and store operating data

The following selected financial data have been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

As of and for the fiscal year ended [1]	Sept 29, 2002 (52 Wks)	Sept 30, 2001 (52 Wks)	Oct 1, 2000 (52 Wks)	Oct 3, 1999 (53 Wks)	Sept 27, 1998 (52 Wks)
RESULTS OF OPERATIONS DATA					
Net revenues:					
Retail	$ 2,792,904	$ 2,229,594	$ 1,823,607	$ 1,423,389	$ 1,102,574
Specialty	496,004	419,386	354,007	263,439	206,128
Total net revenues	3,288,908	2,648,980	2,177,614	1,686,828	1,308,702
Merger expenses [2]	-	-	-	-	8,930
Operating income	318,725	281,094	212,252	156,711	109,216
Internet-related investment losses [3]	-	2,940	58,792	-	-
Gain on sale of investment [4]	13,361	-	-	-	-
Net earnings	$ 215,073	$ 181,210	$ 94,564	$ 101,693	$ 68,372
Net earnings per common share – diluted [5]	$ 0.54	$ 0.46	$ 0.24	$ 0.27	$ 0.19
Cash dividends per share	-	-	-	-	-
BALANCE SHEET DATA					
Working capital	$ 310,048	$ 148,661	$ 146,568	$ 135,303	$ 157,805
Total assets	2,292,736	1,846,519	1,491,546	1,252,514	992,755
Long-term debt (including current portion)	5,786	6,483	7,168	7,691	1,803
Shareholders' equity	1,726,638	1,375,927	1,148,399	961,013	794,297
STORE OPERATING DATA					
Percentage change in comparable store sales [6]					
North America	7%	5%	9%	6%	5%
International	(3)%	2%	23%	20%	28%
Consolidated	6%	5%	9%	6%	5%
Systemwide retail store sales [7]	$ 3,796,000	$ 2,950,000	$ 2,250,000	$ 1,633,000	$ 1,190,000
Systemwide stores opened during the year: [8]					
Continental North America					
Company-operated stores	525	525	408	416	352
Licensed stores	269	279	351	46	39
International					
Company-operated stores	89	122	76	31	35
Licensed stores	294	282	168	119	48
Total	1,177	1,208	1,003	612	474
Systemwide stores open at year end:					
Continental North America					
Company-operated stores	3,496	2,971	2,446	2,038	1,622
Licensed stores	1,078	809	530	179	133
International					
Company-operated stores	384	295	173	97	66
Licensed stores	928	634	352	184	65
Total	5,886	4,709	3,501	2,498	1,886

(1) The Company's fiscal year ends on the Sunday closest to September 30. All fiscal years presented include 52 weeks, except fiscal 1999, which includes 53 weeks.

(2) Merger expenses relate to the business combination with Seattle Coffee Holdings Limited.

(3) See Notes to Consolidated Financial Statements (Notes 4 and 7).

(4) See Notes to Consolidated Financial Statements (Note 7).

(5) See Notes to Consolidated Financial Statements (Note 1). Earnings per share data for fiscal years presented have been restated to reflect the two-for-one stock splits in fiscal 2001 and 1999.

(6) Includes only Company-operated stores open 13 months or longer.

(7) Systemwide retail store sales include sales at Company-operated and licensed stores and are believed by management to measure global penetration of Starbucks retail stores.

(8) Systemwide store openings are reported net of closures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Starbucks Corporation's fiscal year ends on the Sunday closest to September 30. Fiscal years 2002, 2001 and 2000 each had 52 weeks. The fiscal year ending on September 28, 2003, will also include 52 weeks.

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") is organized into a number of business units that correspond to the Company's operating segments:

North American Retail

North American Retail, which represents 92.5% of total retail revenues and 78.6% of total net revenues, sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in the United States and Canada.

Business Alliances

At the beginning of fiscal 2001, the Company's North American foodservice and retail store licensing operations were combined into a single business unit due to their common customer universe and the determination that separate segment reporting of Business Alliances was appropriate under Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Business Alliances, which represents 44.8% of total specialty revenues and 6.8% of total net revenues, sells whole bean and ground coffees through foodservice accounts. In addition, Business Alliances sells coffee and related products for resale through North American retail store licensing agreements and receives license fees and royalties.

All Other Business Units

The remainder of the Company's business units individually represent less than 10% of total net revenues. These include International Retail (comprised of international Company-operated retail stores), international retail store licensing, grocery channel licensing, warehouse club accounts, interactive operations, equity investees and other initiatives related to the Company's core businesses. These business units are managed and evaluated independently and do not meet the quantitative threshold of a reportable segment under SFAS No. 131.

Segment information is prepared using a management approach that is consistent with the basis and manner in which the Company's management internally reviews financial information for operational decision making purposes. However, intersegment transactions have been eliminated for Management's Discussion & Analysis to comply with accounting principles generally accepted in the United States of America.

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

Fiscal year ended	Sept 29, 2002 (52 Wks)	Sept 30, 2001 (52 Wks)	Oct 1, 2000 (52 Wks)
STATEMENTS OF EARNINGS DATA			
Net revenues:			
Retail	84.9%	84.2%	83.7%
Specialty	15.1	15.8	16.3
Total net revenues	100.0	100.0	100.0
Cost of sales and related occupancy costs	41.0	42.0	44.2
Store operating expenses (1)	40.1	39.3	38.7
Other operating expenses (2)	25.6	22.3	22.2
Depreciation and amortization expenses	6.3	6.2	6.0
General and administrative expenses	6.1	5.7	5.1
Income from equity investees	1.1	1.1	0.9
Operating income	9.7	10.6	9.7
Interest and other income, net	0.3	0.4	0.3
Internet-related investment losses	-	0.1	2.7
Gain on sale of investment	0.4	-	-
Earnings before income taxes	10.4	10.9	7.3
Income taxes	3.9	4.1	3.0
Net earnings	6.5%	6.8%	4.3%

(1) Shown as a percentage of retail revenues.

(2) Shown as a percentage of specialty revenues.

Business Combinations

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. The acquisitions were accounted for under the purchase method of accounting, and the results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition. There were no business combinations during fiscal 2001 and 2002.

RESULTS OF OPERATIONS—FISCAL 2002 COMPARED TO FISCAL 2001

Systemwide Retail Store Sales

Systemwide retail store sales, which include net sales for both Company-operated and licensed retail stores, were $3.8 billion in fiscal 2002, an increase of 29% from $3.0 billion in fiscal 2001, primarily due to the opening of 1,177 new stores and strong comparable store sales growth in North America.

During fiscal 2003, Starbucks expects to open at least 1,200 new stores, including approximately 525 Company-operated and 225 licensed stores in North America, and 75 Company-operated and 375 licensed stores internationally.

Consolidated Net Revenues

During the fiscal year ended September 29, 2002, Starbucks derived approximately 85% of net revenues from its Company-operated retail stores. Retail revenues include the North American Retail and International Retail business units. The remaining 15% of net revenues was derived from the Company's Specialty Operations, which includes Business Alliances and all other non-retail business units.

Net revenues increased 24% from $2.6 billion in fiscal 2001 to $3.3 billion in fiscal 2002, primarily due to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 6%, 5%, and 9% in fiscal 2002, 2001 and 2000, respectively. As a result of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of sales of existing stores by new stores as store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investments. This cannibalization, as well as increased competition, slowing economies and other factors, may put downward pressure on the Company's comparable store sales growth in future periods.

The table below reconciles revenues by operating segment to revenues on the accompanying consolidated statements of earnings *(in thousands)*:

Fiscal year ended	Sept 29, 2002	Sept 30, 2002	Oct 1, 2000
North American Retail	$ 2,583,756	$ 2,086,354	$ 1,734,929
International Retail	209,148	143,240	88,678
Subtotal – Retail revenues	2,792,904	2,229,594	1,823,607
Business Alliances	222,410	193,574	160,812
All other business units (excl. International Retail)	344,425	276,603	216,402
Intersegment revenues [1]	(70,831)	(50,791)	(23,207)
Subtotal – Specialty revenues	496,004	419,386	354,007
Total net revenues	$ 3,288,908	$ 2,648,980	$ 2,177,614

(1) Intersegment revenues consist primarily of product sales to and from subsidiaries and equity method investees.

Net Revenues by Segment

North American Retail

North American Retail revenues increased by $497.4 million, or 24%, to $2.6 billion in fiscal 2002, from $2.1 billion in fiscal 2001, primarily due to the opening of 525 new retail stores in fiscal 2002 and comparable store sales growth of 7% for the period. The increase in comparable store sales was due to higher transaction volume. Management believes increased customer traffic was driven by new product innovation, which continues to broaden the customer base during non-peak hours of operation, and by expanding the Company's capacity to satisfy customer demand through enhanced technology, training and execution at retail stores.

Business Alliances

Business Alliances revenues increased by $28.8 million, or 15%, to $222.4 million in fiscal 2002, from $193.6 million in fiscal 2001, primarily due to the opening of 269 new licensed stores in fiscal 2002 and the resulting increase in royalty revenues from and product sales to those licensees.

All Other Business Units (including International Retail, net of Intersegment revenues)

Revenues for all other business units increased by $113.6 million, or 31%, to $482.7 million for fiscal 2002, from $369.1 million in fiscal 2001. This increase was mainly related to growth in the number of international Company-operated and licensed retail stores.

Consolidated Results of Operations

Cost of sales and related occupancy costs decreased to 41.0% of net revenues in fiscal 2002, from 42.0% in fiscal 2001. The decrease was primarily due to a shift in sales mix to higher margin products, such as handcrafted beverages, as well as lower green coffee costs. Starbucks does not expect a benefit from lower green coffee costs in fiscal 2003, as the Company has moved away from formula-based commodity exchange pricing contracts, and is instead basing most contracts on higher, fixed prices to encourage the continuing supply of high-quality green coffee. Improvements in cost of sales were partially offset by higher occupancy costs due to increased repair and maintenance activities on Company-operated retail stores and the continuing trend of higher retail rent expense.

Store operating expenses as a percentage of retail revenues increased to 40.1% in fiscal 2002, from 39.3% in fiscal 2001. The restaurant portion of retail revenues, which is comprised of made-to-order beverages and fresh food, was a higher proportion of total retail revenues in fiscal 2002. This resulted in higher payroll-related expenditures due to the continuing shift in sales to more labor-intensive handcrafted beverages as well as higher average wage rates. Higher provisions for retail store asset impairment and disposals of $26.0 million in fiscal 2002 compared to $7.3 million in fiscal 2001 also contributed to the unfavorable variance.

Starbucks regularly monitors the financial results of its Company-operated retail stores and accumulates historical operating measures to identify performance trends in various markets. Provisions for asset impairment are recorded when, among other things, retail stores are unable to generate current and future estimated undiscounted cash flows in excess of asset carrying values. Gains and losses on disposals are generated primarily through renovation activities.

Other operating expenses (expenses associated with non-retail operations) were 25.6% of specialty revenues in fiscal 2002, compared to 22.3% in fiscal 2001. The increase was a result of continued development of the Company's international infrastructure, including additional regional offices and employees supporting global expansion, as well as higher advertising expenditures from the Company's interactive operations.

Depreciation and amortization expenses increased to $205.6 million in fiscal 2002, from $163.5 million in fiscal 2001. The increase was primarily due to the opening of 525 new North American and 89 new international Company-operated retail stores.

General and administrative expenses increased to $202.2 million in fiscal 2002, compared to $151.4 million in fiscal 2001. The increase was primarily due to higher payroll-related expenditures and an $18.0 million litigation settlement charge related to two class action lawsuits.

Operating income increased 13.4% to $318.7 million in fiscal 2002, from $281.1 million in fiscal 2001. The operating margin decreased to 9.7% of total net revenues in fiscal 2002, compared to 10.6% in fiscal 2001 primarily due to higher operating expenses partially offset by cost of sales improvements, as discussed above.

Results of Operations by Segment

The table below reconciles results of operations on the accompanying consolidated statements of earnings to operating income by operating segment *(in thousands)*:

Fiscal year ended September 29, 2002:	Consolidated	Intersegment	Segment Results
North American Retail	$ 432,513	$ -	$ 432,513
Business Alliances	56,605	-	56,605
All other business units	62,914	107	63,021
Intersegment eliminations [1]	-	(107)	(107)
Unallocated corporate expenses	(233,307)	-	(233,307)
Operating income	$ 318,725	$ -	$ 318,725
Fiscal year ended September 30, 2001:			
North American Retail	$ 336,434	$ -	$ 336,434
Business Alliances	50,165	-	50,165
All other business units	68,783	1,333	70,116
Intersegment eliminations [1]	-	(1,333)	(1,333)
Unallocated corporate expenses	(174,288)	-	(174,288)
Operating income	$ 281,094	$ -	$ 281,094
Fiscal year ended October 1, 2000:			
North American Retail	$ 249,924	$ -	$ 249,924
Business Alliances	43,777	-	43,777
All other business units	53,453	(130)	53,323
Intersegment eliminations [1]	-	130	130
Unallocated corporate expenses	(134,902)	-	(134,902)
Operating income	$ 212,252	$ -	$ 212,252

(1) Intersegment eliminations consist primarily of product sales and related cost of sales to and from subsidiaries and equity investees.

North American Retail

Operating income for North American Retail increased by 28.6% to $432.5 million in fiscal 2002, from $336.4 million in fiscal 2001. Operating margin increased to 16.7% of related revenues from 16.1% in the prior year, primarily due to improvements in cost of sales related to the shift to higher margin products and lower green coffee and dairy costs, partially offset by increased payroll-related expenditures resulting from the continuing shift in sales to more labor-intensive handcrafted beverages and higher average wage rates.

Business Alliances

Operating income for Business Alliances increased by 12.8% to $56.6 million in fiscal 2002, from $50.2 million in fiscal 2001. Operating margin decreased to 25.5% of related revenues from 25.9% in the prior year primarily due to the significant amount of infrastructure investment made in fiscal 2002 to grow the domestic licensee channel.

All Other Business Units

Operating income for all other business units decreased 8.5% to $62.9 million in fiscal 2002, from $68.8 million in fiscal 2001. Operating margin decreased to 13.0% of related revenues from 18.6% in the prior year, primarily due to increased international store maintenance and rent costs for Company-operated stores, as well as provisions for asset impairment.

Unallocated Corporate Expenses

Unallocated corporate expenses pertain to corporate functions that are not specifically attributable to the Company's operating segments and include "General and administrative expenses" and related depreciation and amortization expenses. Depreciation and amortization expenses of $31.1 million and $22.9 million are included in unallocated corporate expenses for the fiscal years ended 2002 and 2001, respectively.

Income from Equity Investees

Income from equity investees was $35.8 million in fiscal 2002, compared to $28.6 million in fiscal 2001. The increase was primarily due to the improved profitability of the North American Coffee Partnership as a result of increased sales volume from extensions of its product line and expansion of geographic distribution, as well as improvements in its cost of goods sold primarily due to manufacturing efficiencies. Additionally, the net earnings of Starbucks Coffee Korea Co., Ltd. increased as a result of an increase in retail stores to 53 in fiscal 2002, compared to 24 in fiscal 2001. These increases were partially offset by slightly lower contributions from Starbucks Coffee Japan, Ltd. due to lower profitability as well as the reduction of our ownership interest from 50.0% to 40.1% at the beginning of fiscal 2002. See "Gain on Sale of Investment" discussion for additional information.

Interest and Other Income, Net

Net interest and other income, which primarily consists of investment income, decreased to $9.3 million in fiscal 2002, from $10.8 million in fiscal 2001, primarily as a result of lower interest rates on cash, cash equivalents and short-term securities.

Gain on Sale of Investment

On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $14.8 million and recorded a gain of $13.4 million on the accompanying consolidated statement of earnings. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the shares.

Also on October 10, 2001, Starbucks Japan issued 220,000 shares of common stock at approximately $495 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. The Company recorded "Other additional paid-in capital" on the accompanying consolidated balance sheet of $39.4 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering. As of September 29, 2002, the quoted closing price of Starbucks Japan shares was approximately $203 per share.

Income Taxes

The Company's effective tax rates were 37.0% in fiscal 2002 and 37.3% in fiscal 2001. The effective tax rate in fiscal 2001 was impacted by the establishment of valuation allowances against deferred tax benefits resulting from losses from investments in majority-owned foreign subsidiaries and Internet-related investment losses. Management determined that a portion of these losses may not be realizable for tax purposes within the allowable carryforward period. Excluding the impact of these allowances, the effective tax rate would have been 37.0% in fiscal 2001.

RESULTS OF OPERATIONS—FISCAL 2001 COMPARED TO FISCAL 2000

Systemwide Retail Store Sales
Systemwide retail store sales were $3.0 billion in fiscal 2001, an increase of 31% from $2.3 billion in fiscal 2000, primarily due to the opening of 1,208 stores.

Consolidated Net Revenues
During the fiscal year ended September 30, 2001, Starbucks derived approximately 84% of net revenues from its Company-operated retail stores. The remaining 16% of net revenues was derived from the Company's Specialty Operations. Total net revenues in fiscal 2001 increased 22% to $2.6 billion from $2.2 billion in fiscal 2000.

Net Revenues by Segment

North American Retail
North American Retail revenues increased by $351.4 million, or 20%, to $2.1 billion in fiscal 2001, from $1.7 billion in fiscal 2000, primarily due to the addition of new Company-operated retail stores and comparable store sales growth of 5%. The increase in comparable store sales resulted from a 2% increase in the number of transactions and a 3% increase in the average dollar value per transaction.

Business Alliances
Business Alliances revenues increased by $32.8 million, or 20%, to $193.6 million in fiscal 2001, from $160.8 million in fiscal 2000, primarily due to the opening of new licensed stores and the resulting increase in royalty revenues from and product sales to those licensees.

All Other Business Units (including International Retail, net of Intersegment revenues)
Revenues for all other business units increased by $87.2 million, or 31%, to $369.1 million in fiscal 2001, from $281.9 million in fiscal 2000. This increase was mainly related to growth in the number of international Company-operated and licensed retail stores.

Consolidated Results of Operations
Cost of sales and related occupancy costs decreased to 42.0% of net revenues in fiscal 2001, from 44.2% in the corresponding period in fiscal 2000. The decrease resulted from several factors, including lower green coffee costs, the impact of retail beverage sales price increases, continued cost savings from procurement initiatives and shifts in sales mix to higher margin products. These factors were partially offset by higher occupancy costs as a result of higher average rent expense per square foot as well as the expansion of Company-operated stores in international markets that have higher occupancy costs as a percentage of revenues than North American retail operations.

Store operating expenses as a percentage of retail revenues increased to 39.3% in fiscal 2001, from 38.7% in fiscal 2000. The increase was primarily due to higher payroll-related expenditures resulting from higher average wage rates and the continuing shift to more labor-intensive handcrafted beverages, partially offset by leverage gained from regional overhead expenses distributed over an expanded revenue base and reductions in advertising expenses.

Other operating expenses were 22.3% of specialty revenues in fiscal 2001, compared to 22.2% in fiscal 2000. The increase was attributable to the Company's licensee channels, both international and domestic, as the Company expands these businesses geographically and continues to develop its internal resources for future growth. These costs were partially offset by lower advertising expenses for the Company's interactive operations.

Depreciation and amortization expenses increased to $163.5 million in fiscal 2001, from $130.2 million in fiscal 2000. The increase was mainly the result of opening new North American and international retail stores.

General and administrative expenses increased to $151.4 million in fiscal 2001, compared to $110.2 million in fiscal 2000. The increase was primarily due to higher payroll-related expenditures, professional fees, provisions for obsolete software, charitable donations and uninsured expenses resulting from the Nisqually earthquake in fiscal 2001.

Operating income increased 32.4% to $281.1 million in fiscal 2001, from $212.3 million in fiscal 2000. The operating margin increased to 10.6% of total net revenues in fiscal 2001, compared to 9.7% in the same period in fiscal 2000 primarily due to growth of total net revenues and improvements in cost of sales, as discussed above.

Results of Operations by Segment

North American Retail
Operating income for North American Retail increased by 34.6% to $336.4 million in fiscal 2001, from $249.9 million in fiscal 2000. Operating margin increased to 16.1% of related revenues from 14.4% in the prior year, primarily due to the shift in sales to higher margin products and benefits from lower green coffee costs.

Business Alliances
Operating income for Business Alliances increased by 14.6% to $50.2 million in fiscal 2001, from $43.8 million in fiscal 2000. Operating margin decreased to 25.9% of related revenues from 27.2% in the prior year, primarily due to increased operating expenses resulting from the build-up of infrastructure to support the expansion of the domestic licensee channel.

All Other Business Units
Operating income for all other business units increased by 28.7% to $68.8 million in fiscal 2001, from $53.4 million in fiscal 2000. Operating margin decreased slightly to 18.6% of related revenues from 19.0% in the prior year, primarily due to higher International Retail payroll-related expenditures partially offset by reductions in advertising expenses for the Company's interactive operations.

Unallocated Corporate Expenses
Unallocated corporate expenses pertain to corporate functions that are not specifically attributable to the Company's operating segments and include "General and administrative expenses" and certain depreciation and amortization expenses. Depreciation and amortization expenses of $22.9 million and $24.7 million are included in unallocated corporate expenses for fiscal 2001 and 2000, respectively.

Income from Equity Investees
Income from equity investees was $28.6 million in fiscal 2001, compared to $20.3 million in fiscal 2000. The increase was primarily due to the improved profitability of the North American Coffee Partnership that resulted from increased sales volume from extensions of its product line and expansion of geographic distribution, as well as improvements in its cost of goods sold primarily due to manufacturing efficiencies. The increase was also due to improved operating results of Starbucks Coffee Japan, Ltd., attributable to additional profitable store locations as well as the distribution of infrastructure and administrative costs over an expanded revenue base. Starbucks Coffee Japan, Ltd. had 289 stores open as of September 30, 2001, compared to 154 stores open as of October 1, 2000.

Internet-related Investment Losses
During fiscal 2001, the Company determined that its investments in Internet-related companies had suffered declines in value. The Company's management deemed these declines as other than temporary due to the sustained weak conditions in the Internet industry as reflected in the bankruptcy or liquidation proceedings of numerous comparable companies and the significant decline in stock market valuation of the sector, the declining financial condition of each company in which the Company had invested, the unfavorable prospects of such companies obtaining additional funding and the length of time and extent to which the quoted market values had been less than cost for publicly traded companies. As a result, the Company recognized losses totaling $2.9 million to write off the Company's remaining investment in Kozmo.com, which was liquidated during fiscal 2001, and to reduce its investment in Liveworld, Inc. (previously known as Talk City, Inc.).

Income Taxes

The Company's effective tax rates of 37.3% in fiscal 2001 and 41.1% in fiscal 2000 were both impacted by the establishment of valuation allowances against deferred tax benefits resulting from Internet-related investment losses. Management determined that a portion of these losses may not be realizable for tax purposes within the allowable carryforward period. Excluding the impact of these allowances, the effective tax rates would have been 37.0% and 37.6% in fiscal 2001 and 2000, respectively. The decrease to 37.0% in fiscal 2001 from 37.6% in fiscal 2000 was due to tax planning efforts.

Liquidity and Capital Resources

The Company had $402.2 million in cash and cash equivalents and short-term investments at the end of fiscal 2002. Working capital as of September 29, 2002, totaled $310.0 million compared to $148.7 million as of September 30, 2001. Cash and cash equivalents increased by $61.3 million during fiscal 2002 to $174.6 million. This increase was in addition to an increase in short-term investments of $120.4 million during the same period. The Company intends to use its available cash resources to invest in its core businesses and other new business opportunities related to its core businesses. Depending on market conditions, Starbucks may acquire additional shares of its common stock pursuant to its stock repurchase plan.

Cash provided by operating activities in fiscal 2002 totaled $477.7 million and resulted primarily from net earnings and non-cash charges of $465.8 million. The increase in accrued compensation and related costs contributed $24.1 million primarily due to an increase in the number of employees. In addition, the increase in other accrued expenses provided $34.0 million, $18.0 million of which was for the litigation settlement charge recorded in fiscal 2002, and the remaining change is due to the growth of the Company's operations. Inventory purchases to supply a larger number of retail stores used $41.4 million.

Cash used by investing activities in fiscal 2002 totaled $485.3 million. This included capital additions to property, plant and equipment of $375.5 million mainly related to opening 614 new Company-operated retail stores, remodeling certain existing stores, and purchasing land and constructing the Company's new roasting and distribution facility in Nevada. The net activity in the Company's marketable securities portfolio during fiscal 2002 used $116.9 million of cash. Excess cash was invested primarily in short-term, investment-grade securities. An increase in other assets used $24.5 million, mainly relating to an increase in long-term receivables. During fiscal 2002, the Company made equity investments of $6.1 million in its international investees, excluding the effects of foreign currency fluctuations. The Company received $22.8 million in distributions mainly from the North American Coffee Partnership. Proceeds from the sale of a portion of the Company's shares in Starbucks Japan provided $14.8 million.

Cash provided by financing activities in fiscal 2002 totaled $67.4 million. This included $91.3 million generated from the exercise of employee stock options and $16.2 million generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, neither the amounts nor the timing thereof can be predicted. The increase in checks issued but not presented for payment provided $12.9 million. During fiscal 2002, the Company purchased 2.6 million shares of its common stock in accordance with authorized repurchase plans using $52.2 million of cash. Of this amount, $10.2 million was used to repurchase 515,000 shares to complete the $60.0 million repurchase plan initiated in September 2001. The remaining $42.0 million was used to repurchase 2.1 million shares in accordance with the 10.0 million share repurchase plan introduced in June 2002. There were approximately 7.9 million additional shares authorized for repurchase under this plan as of September 29, 2002. Share repurchases are at the discretion of management, in accordance with the terms of each plan, and depend on market conditions, capital requirements and such other factors as the Company may consider relevant.

Cash requirements in fiscal 2003, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. Starbucks plans to open at least 600 Company-operated stores during fiscal 2003. The Company also anticipates incurring additional expenditures for remodeling certain existing stores and enhancing its production capacity and information systems. While there can be no assurance that current expectations will be realized, management expects capital expenditures in fiscal 2003 to be approximately $425 million.

Management believes that existing cash and investments as well as cash generated from operations should be sufficient to finance capital requirements for its core businesses through 2003. New joint ventures, other new business opportunities or store expansion rates substantially in excess of those presently planned may require outside funding.

Coffee Prices, Availability and General Risk Conditions

The supply and price of coffee are subject to significant volatility. Although most coffee trades in the commodity market, coffee of the quality sought by Starbucks tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited, and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of September 29, 2002, the Company had approximately $242.2 million in fixed-price purchase commitments which, together with existing inventory, are expected to provide an adequate supply of green coffee through 2003. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

In addition to fluctuating coffee prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors such as increased competition within the specialty coffee industry, fluctuating dairy prices, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores and the Company's continued ability to hire, train and retain qualified personnel.

Financial Risk Management

The Company is exposed to market risk related to foreign currency exchange rates, equity security prices and changes in interest rates.

Foreign Currency Exchange Risk

The majority of the Company's revenue, expense and capital purchasing activities are transacted in United States dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound and Japanese yen. As part of its risk management strategy, the Company frequently evaluates its foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, Starbucks may engage in transactions involving various derivative instruments, with maturities generally not exceeding five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies. During fiscal 2002, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge a portion of anticipated international revenue. In addition, Starbucks entered into a forward foreign exchange contract that qualifies as a hedge of its net investment in a foreign operation. These contracts expire within 24 months.

Equity Security Price Risk

The Company has minimal exposure to price fluctuations on equity mutual funds within the trading portfolio. The trading securities are designated to approximate the Company's liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in "Interest and other income, net." The offsetting changes in the MDCP liability are recorded in "General and administrative expenses" on the accompanying consolidated statements of earnings.

Interest Rate Risk

The Company's diversified available-for-sale portfolio consists mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are of investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of "Accumulated other comprehensive income/loss." The Company does not hedge its interest rate exposure.

Seasonality and Quarterly Results

The Company's business is subject to seasonal fluctuations. Significant portions of the Company's net revenues and profits are realized during the first quarter of the Company's fiscal year, which includes the December holiday season. In addition, quarterly results are affected by the timing of the opening of new stores, and the Company's rapid growth may conceal the impact of other seasonal influences. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Application of Critical Accounting Policies

Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

Starbucks considers its policy on impairment of long-lived assets to be most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Impairment of Long-lived Assets

When facts and circumstances indicate that the carrying values of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize material impairment charges.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Goodwill and certain intangibles with indefinite lives will not be amortized but instead will be reviewed for impairment at least annually. Remaining intangibles with finite useful lives will continue to be amortized. As of September 29, 2002, the Company had goodwill and other intangible assets, net of accumulated amortization, of $19.9 million and $9.9 million, respectively, which are subject to the transitional assessment provisions of SFAS No. 142. The adoption of SFAS No. 142 on September 30, 2002, will not have a material impact on future results of operations or the Company's financial position.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company's adoption of SFAS No. 144 on September 30, 2002 will not have a material impact on the Company's consolidated financial position and results of operations.

In November 2001, FASB issued Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." This Issue clarifies the FASB staff's position that all reimbursements received for incidental expenses incurred in conjunction with providing services as part of a company's central ongoing operations should be characterized as revenue in the income statement. The Company adopted EITF No. 01-14 on December 31, 2001, and it did not have a material impact on the Company's consolidated results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on existing disclosure of most guarantees, and clarifies when a company must recognize an initial liability for the fair value of obligations it assumes under guarantee agreements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for the Company's fiscal year 2003. Starbucks does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or disclosures.

CONSOLIDATED STATEMENTS OF EARNINGS

In thousands, except earnings per share

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Net revenues:			
Retail	$ 2,792,904	$ 2,229,594	$ 1,823,607
Specialty	496,004	419,386	354,007
Total net revenues	3,288,908	2,648,980	2,177,614
Cost of sales and related occupancy costs	1,350,011	1,112,785	961,885
Store operating expenses	1,121,108	875,473	704,898
Other operating expenses	127,178	93,326	78,445
Depreciation and amortization expenses	205,557	163,501	130,232
General and administrative expenses	202,161	151,416	110,202
Income from equity investees	35,832	28,615	20,300
Operating income	318,725	281,094	212,252
Interest and other income, net	9,300	10,768	7,110
Internet-related investment losses	-	2,940	58,792
Gain on sale of investment	13,361	-	-
Earnings before income taxes	341,386	288,922	160,570
Income taxes	126,313	107,712	66,006
Net earnings	$ 215,073	$ 181,210	$ 94,564
Net earnings per common share – basic	$ 0.56	$ 0.48	$ 0.25
Net earnings per common share – diluted	$ 0.54	$ 0.46	$ 0.24
Weighted average shares outstanding:			
Basic	385,575	380,566	371,191
Diluted	397,526	394,349	385,999

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, except share data

	Sept 29, 2002	Sept 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 174,572	$ 113,237
Short-term investments – Available-for-sale securities	217,302	101,399
Short-term investments – Trading securities	10,360	5,913
Accounts receivable, net of allowances of $3,680 and $4,590, respectively	97,573	90,425
Inventories	263,174	221,253
Prepaid expenses and other current assets	42,351	29,829
Deferred income taxes, net	42,206	31,869
Total current assets	847,538	593,925
Equity and other investments	105,986	63,097
Property, plant and equipment, net	1,265,756	1,135,784
Other assets	53,554	31,868
Goodwill, net	19,902	21,845
TOTAL ASSETS	$ 2,292,736	$ 1,846,519
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 135,994	$ 127,905
Checks drawn in excess of bank balances	74,895	61,987
Accrued compensation and related costs	105,899	81,458
Accrued occupancy costs	51,195	35,835
Accrued taxes	54,244	70,346
Other accrued expenses	72,289	40,117
Deferred revenue	42,264	26,919
Current portion of long-term debt	710	697
Total current liabilities	537,490	445,264
Deferred income taxes, net	22,496	19,133
Long-term debt	5,076	5,786
Other long-term liabilities	1,036	409
Shareholders' equity:		
Common stock and additional paid-in capital – Authorized, 600,000,000 shares; issued and outstanding, 388,228,592 and 380,044,042 shares, respectively (includes 1,697,100 common stock units in both years)	891,040	791,622
Other additional paid-in capital	39,393	-
Retained earnings	804,786	589,713
Accumulated other comprehensive loss	(8,581)	(5,408)
Total shareholders' equity	1,726,638	1,375,927
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,292,736	$ 1,846,519

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

In thousands

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
OPERATING ACTIVITIES:			
Net earnings	$ 215,073	$ 181,210	$ 94,564
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	221,141	177,087	142,171
Gain on sale of investment	(13,361)	-	-
Internet-related investment losses	-	2,940	58,792
Provision for impairment and asset disposals	26,852	11,044	5,753
Deferred income taxes, net	(6,088)	(6,068)	(18,252)
Equity in income of investees	(21,972)	(15,713)	(15,139)
Tax benefit from exercise of non-qualified stock options	44,199	30,899	31,131
Cash provided/(used) by changes in operating assets and liabilities:			
Net purchases of trading securities	(5,699)	(4,032)	(1,414)
Accounts receivable	(6,703)	(20,399)	(25,013)
Inventories	(41,379)	(19,704)	(19,495)
Prepaid expenses and other current assets	(12,460)	(10,919)	885
Accounts payable	5,463	54,117	15,561
Accrued compensation and related costs	24,087	12,098	25,415
Accrued occupancy costs	15,343	6,797	6,007
Accrued taxes	(16,154)	34,548	5,026
Deferred revenue	15,321	19,594	6,836
Other accrued expenses	34,022	2,806	5,746
Net cash provided by operating activities	477,685	456,305	318,574
INVESTING ACTIVITIES:			
Purchase of available-for-sale securities	(339,968)	(184,187)	(118,501)
Maturity of available-for-sale securities	78,349	93,500	58,750
Sale of available-for-sale securities	144,760	46,931	49,238
Purchase of businesses, net of cash acquired	-	-	(13,522)
Additions to equity and other investments	(6,137)	(12,874)	(43,930)
Proceeds from sale of equity investment	14,843	-	-
Distributions from equity investees	22,834	16,863	14,279
Additions to property, plant and equipment	(375,474)	(384,215)	(316,450)
Additions to other assets	(24,547)	(4,550)	(3,096)
Net cash used by investing activities	(485,340)	(428,532)	(373,232)
FINANCING ACTIVITIES:			
Increase/(decrease) in cash provided by checks drawn in excess of bank balances	12,908	5,655	(7,479)
Proceeds from sale of common stock under employee stock purchase plan	16,191	12,977	10,258
Proceeds from exercise of stock options	91,276	46,662	58,463
Principal payments on long-term debt	(697)	(685)	(1,889)
Repurchase of common stock	(52,248)	(49,788)	-
Net cash provided by financing activities	67,430	14,821	59,353
Effect of exchange rate changes on cash and cash equivalents	1,560	(174)	(297)
Net increase in cash and cash equivalents	61,335	42,420	4,398
CASH AND CASH EQUIVALENTS:			
Beginning of year	113,237	70,817	66,419
End of year	$ 174,572	$ 113,237	$ 70,817
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 303	$ 432	$ 411
Income taxes	105,339	47,690	51,856

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands, except share data

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, October 3, 1999	366,564,190	$ 366	$ 650,654	$ 313,939	$ (3,946)	$ 961,013
Net earnings	-	-	-	94,564	-	94,564
Unrealized holding losses, net	-	-	-	-	(163)	(163)
Translation adjustment	-	-	-	-	(6,867)	(6,867)
Comprehensive income						87,534
Exercise of stock options, including tax benefit of $31,131	8,943,570	9	89,585	-	-	89,594
Sale of common stock	807,542	1	10,257	-	-	10,258
Balance, October 1, 2000	376,315,302	376	750,496	408,503	(10,976)	1,148,399
Net earnings	-	-	-	181,210	-	181,210
Unrealized holding gains, net	-	-	-	-	2,087	2,087
Translation adjustment	-	-	-	-	3,481	3,481
Comprehensive income						186,778
Exercise of stock options, including tax benefit of $30,899	6,289,892	6	77,555	-	-	77,561
Sale of common stock	813,848	1	12,976	-	-	12,977
Repurchase of common stock	(3,375,000)	(3)	(49,785)	-	-	(49,788)
Balance, September 30, 2001	380,044,042	380	791,242	589,713	(5,408)	1,375,927
Net earnings	-	-	-	215,073	-	215,073
Unrealized holding losses, net	-	-	-	-	(1,509)	(1,509)
Translation adjustment	-	-	-	-	(1,664)	(1,664)
Comprehensive income						211,900
Equity adjustment related to equity investee transaction	-	-	39,393	-	-	39,393
Exercise of stock options, including tax benefit of $44,199	9,830,136	10	135,465	-	-	135,475
Sale of common stock	991,742	1	16,190	-	-	16,191
Repurchase of common stock	(2,637,328)	(3)	(52,245)	-	-	(52,248)
Balance, September 29, 2002	388,228,592	$ 388	$ 930,045	$ 804,786	$ (8,581)	$ 1,726,638

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 29, 2002, September 30, 2001, and October 1, 2000

Note 1: Summary of Significant Accounting Policies

Description of Business

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of pastries and confections, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs primarily through its Company-operated retail stores. Starbucks sells coffee and tea products through other channels of distribution, and, through certain of its equity investees, Starbucks also produces and sells bottled Frappuccino® and Starbucks DoubleShot™ coffee drinks and a line of premium ice creams. These non-retail channels are collectively known as "Specialty Operations." The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue rapid expansion of its retail operations, grow its Specialty Operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

Principles of Consolidation

The consolidated financial statements reflect the financial position and operating results of Starbucks, which includes wholly owned subsidiaries and investees controlled by the Company.

Investments in entities which the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Investments in entities in which Starbucks does not have the ability to exercise significant influence are accounted for under the cost method.

All significant intercompany transactions have been eliminated.

Fiscal Year End

The Company's fiscal year ends on the Sunday closest to September 30. The fiscal years ended September 29, 2002, September 30, 2001, and October 1, 2000, each included 52 weeks.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Cash Management

The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as "Checks drawn in excess of bank balances" on the accompanying consolidated financial statements.

Short-term Investments

The Company's short-term investments, which generally have maturities of more than three months and less than one year, consist primarily of investment-grade marketable debt and equity securities as well as bond and equity mutual funds, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities as well as bond and equity mutual funds is based upon the quoted market price on the last business day of the fiscal year.

For equity securities of companies that are privately held, or where an observable quoted market price does not exist, the Company estimates fair value using a variety of valuation methodologies. Such methodologies include comparing the security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results for the private company and estimating discounted cash flows for that company. For further information on investments, see Notes 4 and 7. The carrying value of long-term debt approximates fair value.

Derivative Instruments

The Company manages its exposure to foreign currency risk within the consolidated financial statements according to a hedging policy. Under the policy, Starbucks may engage in transactions involving various derivative instruments with maturities generally not longer than five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that all derivatives be recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss generated from the change in fair value is recognized in net earnings in the period of change together with the offsetting loss or gain on the hedged item. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into net earnings when the hedged exposure affects net earnings. For a derivative designated as a net investment hedge, the effective portion of the derivative's gain or loss is reported as a component of the foreign currency translation adjustment, a component of OCI. For a derivative not designated as a hedging instrument, the gain or loss is recognized in net earnings in the period of change.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. Once established, cash flow hedges are generally not removed until maturity. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items.

Forward contract effectiveness for cash flow hedges is calculated by comparing the fair value of the contract to the change in value of the anticipated transaction using forward rates on a monthly basis. For net investment hedges, the spot-to-spot method is used to calculate effectiveness. Any ineffectiveness is recognized immediately in "Interest and other income, net" on the accompanying consolidated statements of earnings.

Inventories

Inventories are stated at the lower of cost (primarily moving average cost) or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of property, plant and equipment, which includes assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from two to seven years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally ten years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs" on the accompanying consolidated statements of earnings. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated with any remaining gain or loss reflected in net earnings.

Goodwill and Other Intangible Assets
The Company's intangible assets mainly consist of goodwill, trademarks, patents and copyrights. These assets are amortized on a straight-line basis over the period of expected benefit, which ranges from ten to twenty years. Starbucks will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" in fiscal 2003. Accordingly, goodwill and certain intangibles with indefinite lives will not be amortized but instead will be reviewed for impairment at least annually. Remaining intangibles with finite useful lives will continue to be amortized. As of September 29, 2002, Starbucks had goodwill and other intangible assets, net of accumulated amortization, of $19.9 million and $9.9 million, respectively, which are subject to the transitional assessment provisions of SFAS No. 142. The Company's management has determined that the adoption of SFAS No. 142 will not have a material impact on results of operations or the Company's consolidated financial position.

Long-lived Assets
When facts and circumstances indicate that the carrying values of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level.

Revenue Recognition
In most instances, retail store revenues are recognized when payment is tendered at the point of sale. Revenues from stored value cards are recognized upon redemption. Until the redemption of stored value cards, outstanding customer balances on such cards are included in "Deferred revenue" on the accompanying consolidated balance sheets. Specialty revenues, consisting mainly of product sales, are generally recognized upon receipt by customers. Initial non-refundable fees required under licensing agreements are earned upon substantial performance of services. Royalty revenues based upon a percentage of sales and other continuing fees are recognized when earned. All revenues are recognized net of any discounts.

Advertising
The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct-to-consumer advertising, which is capitalized and amortized over its expected period of future benefit, generally six to twelve months. Net capitalized direct-to-consumer advertising costs were $0.8 million and $0.9 million as of September 29, 2002, and September 30, 2001, respectively, and are included in "Prepaid expenses and other current assets" on the accompanying consolidated balance sheets. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses," on the accompanying consolidated statements of earnings were $25.6 million, $28.8 million and $32.6 million in 2002, 2001 and 2000, respectively.

Store Preopening Expenses
Costs incurred in connection with the start-up and promotion of new store openings are expensed as incurred.

Rent Expense
Certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. Minimum rental expenses are recognized on a straight-line basis over the terms of the leases.

Stock-based Compensation
The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured by the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company follows the disclosure requirements of SFAS No. 123, see Note 12, and intends to disclose stock-based compensation information quarterly in fiscal 2003.

Foreign Currency Translation
The Company's international operations use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Income Taxes
The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Stock Split
On April 27, 2001, the Company effected a two-for-one stock split of its $0.001 par value common stock for holders of record on March 30, 2001. All applicable share and per-share data in these consolidated financial statements have been restated to give effect to this stock split.

Earnings Per Share
The computation of basic earnings per share is based on the weighted average number of shares and common stock units outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options.

Recent Accounting Pronouncements
In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company's adoption of SFAS No. 144 on September 30, 2002, will not have a material impact on the Company's consolidated financial position and results of operations.

In November 2001, FASB issued Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." This Issue clarifies the FASB staff's position that all reimbursements received for incidental expenses incurred in conjunction with providing services as part of a company's central ongoing operations should be characterized as revenue in the income statement. The Company adopted EITF No. 01-14 on December 31, 2001, and it did not have a material impact on the Company's consolidated results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on existing disclosure of most guarantees, and clarifies when a company must recognize an initial liability for the fair value of obligations it assumes under guarantee agreements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for the Company's fiscal year 2003. Starbucks does not expect the adoption of this Interpretation to have a material impact on the Company's consolidated financial position or disclosures.

Reclassifications
Certain reclassifications of prior years' balances have been made to conform to the fiscal 2002 presentation.

Note 2: Business Combinations
During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. The acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition. There were no business combinations during fiscal 2001 and 2002.

Note 3: Cash and Cash Equivalents
Cash and cash equivalents consist of the following *(in thousands):*

	Sept 29, 2002	Sept 30, 2001
Operating funds and interest-bearing deposits	$ 163,592	$ 51,164
Commercial paper	-	1,698
Money market funds	10,980	60,375
Total	$ 174,572	$ 113,237

Note 4: Short-term Investments
The Company's short-term investments consist of the following *(in thousands):*

September 29, 2002:	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Short-term investments – available-for-sale securities:				
State and local government obligations	$ 155,471	$ 244	$ (16)	$ 155,699
U.S. government obligations	2,406	4	-	2,410
Mutual funds	32,000	211	-	32,211
Commercial paper	26,982	-	-	26,982
Total	$ 216,859	$ 459	$ (16)	$ 217,302
Short-term investments – trading securities	13,210			10,360
Total short-term investments	$ 230,069			$ 227,662

September 30, 2001:	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Short-term investments – available-for-sale securities:				
U.S. government obligations	$ 1,999	$ 18	$ -	$ 2,017
Commercial paper	98,000	1,332	-	99,332
Marketable equity securities	250	-	(200)	50
Total	$ 100,249	$ 1,350	$ (200)	$ 101,399
Short-term investments – trading securities	7,448			5,913
Total short-term investments	$ 107,697			$ 107,312

In fiscal 2002, 2001 and 2000, proceeds from the sale of investment securities were $144.8 million, $46.9 million and $49.2 million, respectively. Gross realized gains from the sale of securities were $1.7 million in 2002. There were no gross realized losses in 2002, and gross realized gains and losses from the sale of securities were not material in 2001 and 2000.

During fiscal 2001 and 2000, the Company recognized losses of $0.9 million and $6.8 million, respectively, on its investment in the common stock of Liveworld, Inc. (previously known as Talk City, Inc.), due to impairments that were determined by management to be other than temporary.

The trading securities are comprised mainly of marketable equity mutual funds designated to approximate the Company's liability under the Management Deferred Compensation Plan. The corresponding deferred compensation liability of $10.4 million in fiscal 2002 and $6.0 million in fiscal 2001 is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. In fiscal 2002 and 2001, the changes in net unrealized holding losses in the trading portfolio included in earnings were $1.3 million and $1.9 million, respectively.

Note 5: Derivative Financial Instruments

Cash Flow Hedges
During fiscal 2001 and 2002, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133 to hedge portions of anticipated product and royalty revenues denominated in Japanese yen and Canadian dollars. These contracts expire within 24 months. The Company had accumulated net derivative gains of $0.8 million, net of taxes, in other comprehensive income as of September 29, 2002, related to cash flow hedges. Of this amount, $0.3 million of net derivative losses will be reclassified into net earnings within 12 months. There was no ineffectiveness related to cash flow hedges for the fiscal years ended September 29, 2002, and September 30, 2001.

Net Investment Hedges
During fiscal 2001 and 2002, the Company entered into forward foreign exchange contracts that qualify as hedges of the Company's net investment in Starbucks Coffee Japan, Ltd. These contracts expire within 19 months and are intended to minimize foreign currency exposure to fluctuations in the Japanese yen. As a result of using the spot-to-spot method, the Company recognized net gains of $1.8 million and $1.4 million during the fiscal years ended September 29, 2002, and September 30, 2001, respectively. In addition, the Company had accumulated net derivative losses of $0.5 million, net of taxes, in other comprehensive income as of September 29, 2002.

Note 6: Inventories

Inventories consist of the following *(in thousands):*

	Sept 29, 2002	Sept 30, 2001
Coffee:		
Unroasted	$ 128,173	$ 98,557
Roasted	35,770	33,958
Other merchandise held for sale	65,403	63,458
Packaging and other supplies	33,828	25,280
Total	$ 263,174	$ 221,253

The increase in inventories is consistent with the Company's overall retail store growth.

As of September 29, 2002, the Company had fixed-price inventory purchase contracts for green coffee totaling approximately $242.2 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

Note 7: Equity and Other Investments

The Company's equity and other investments consist of the following *(in thousands):*

	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Equity method investments	$ 94,698	$ 57,758	$ 51,268
Cost method investments	9,086	3,118	783
Other investments	2,202	2,221	3,788
Total	$ 105,986	$ 63,097	$ 55,839

Equity Method

The Company's equity investees and ownership interests are as follows:

	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
North American Coffee Partnership	50.0%	50.0%	50.0%
The Starbucks Ice Cream Partnership	50.0%	50.0%	50.0%
Starbucks Coffee Japan, Ltd.	40.1%	50.0%	50.0%
Starbucks Coffee Korea Co., Ltd.	50.0%	50.0%	-
Coffee Partners Hawaii	5.0%	5.0%	5.0%

The Company has two partnerships to produce and distribute Starbucks branded products. The North American Coffee Partnership with the Pepsi-Cola Company develops and distributes bottled Frappuccino and Starbucks DoubleShot coffee drinks. The Starbucks Ice Cream Partnership with Dreyer's Grand Ice Cream, Inc. develops and distributes premium ice creams.

The Company is an equity owner in several other entities that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., Starbucks Coffee Korea Co., Ltd., and Coffee Partners Hawaii, a general partnership.

On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $14.8 million and recorded a gain of $13.4 million on the accompanying consolidated statement of earnings. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the shares.

Also on October 10, 2001, Starbucks Japan issued 220,000 shares of common stock at approximately $495 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. Starbucks recorded "Other additional paid-in capital" on the accompanying consolidated balance sheet of $39.4 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering. As of September 29, 2002, the quoted closing price of Starbucks Japan shares was approximately $203 per share.

The Company's share of income and losses is included in "Income from equity investees" on the accompanying consolidated statements of earnings. Also included is the Company's proportionate share of gross margin resulting from coffee and other product sales to, and royalty and license fee revenues generated from, equity investees. Revenues generated from these related parties, net of eliminations, were $57.1 million, $40.6 million and $27.0 million in fiscal 2002, 2001 and 2000, respectively. Related costs of sales, net of elminations, were $32.8 million, $25.9 million and $19.4 million in fiscal 2002, 2001 and 2000, respectively.

Cost Method

Starbucks has equity interests in entities to develop Starbucks retail stores in Taiwan, China, Austria, Switzerland, Puerto Rico, Germany, Spain, Mexico, Greece and Israel. Starbucks has the ability to acquire additional interests in its cost method investees at certain intervals during each respective development period. Depending on the Company's total percentage ownership interest and its ability to exercise significant influence, additional investments may require the retroactive application of the equity method of accounting.

Other Investments

Starbucks has investments in privately held equity securities that are recorded at their estimated fair values.

In fiscal 1999 and 2000, the Company invested $20.3 million in living.com, Inc. ("living.com"), an online furniture retailer, $10.0 million in Cooking.com, Inc. ("Cooking.com"), a privately held Web-based retailer of cookware, accessories and specialty foods and provider of information about cooking, and $25.0 million in Kozmo.com, an Internet-to-door delivery service for food, entertainment and convenience items. During fiscal 2000 and 2001, the Company determined that these investments had suffered declines in value that were other than temporary. As a result, the Company recognized losses of $52.0 million to reduce its investments in living.com, Cooking.com and Kozmo.com to their aggregate fair value as of October 1, 2000. During fiscal 2001, Starbucks recognized a loss totaling $2.0 million to write off its remaining investment in Kozmo.com. There were no investment write-offs in fiscal 2002.

Note 8: Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following *(in thousands):*

	Sept 29, 2002	Sept 30, 2001
Land	$ 11,310	$ 6,023
Buildings	30,961	19,795
Leasehold improvements	1,131,382	960,732
Roasting and store equipment	516,129	421,150
Furniture, fixtures and other	282,068	239,900
	1,971,850	1,647,600
Less accumulated depreciation and amortization	(814,427)	(605,247)
	1,157,423	1,042,353
Work in progress	108,333	93,431
Property, plant and equipment, net	$ 1,265,756	$ 1,135,784

The increase in property, plant and equipment from September 30, 2001, to September 29, 2002, is mainly a result of opening new Company-operated retail stores, remodeling certain existing stores, and purchasing land and constructing the Company's new roasting and distribution facility in Nevada.

Note 9: Long-term Debt

In September 1999, the Company purchased the land and building comprising its York County, Pennsylvania, roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from 7 to 8 years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows *(in thousands)*:

Fiscal year ending	
2003	$ 710
2004	722
2005	735
2006	748
2007	762
Thereafter	2,109
Total principal payments	$ 5,786

Note 10: Leases

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2025. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows *(in thousands)*:

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Minimum rentals – Retail	$ 200,827	$ 150,510	$ 114,239
Minimum rentals – Other	19,143	16,033	12,910
Contingent rentals	5,415	4,018	3,743
Total	$ 225,385	$ 170,561	$ 130,892

Minimum future rental payments under non-cancelable lease obligations as of September 29, 2002, are as follows *(in thousands)*:

Fiscal year ending	
2003	$ 248,016
2004	243,519
2005	232,641
2006	219,384
2007	203,395
Thereafter	863,874
Total minimum lease payments	$2,010,829

Note 11: Shareholders' Equity

During fiscal 2001, the Company amended and restated its Articles of Incorporation to, among other things, change the par value of the Company's common stock and preferred stock from no par value per share to $0.001 par value per share.

In addition to 600.0 million shares of authorized common stock, the Company has authorized 7.5 million shares of preferred stock, none of which was outstanding at September 29, 2002.

In September 2001, the Company's Board of Directors approved a plan to repurchase up to $60.0 million of its common stock in the open market. This plan was completed through the acquisition of 515,000 shares and 3.4 million shares during fiscal years 2002 and 2001, respectively.

In June 2002, the Board of Directors authorized the repurchase of up to an additional 10.0 million shares of common stock. During fiscal year 2002, the Company acquired 2.1 million shares at a cost of $42.0 million, leaving 7.9 million additional shares authorized for repurchase under this plan as of September 29, 2002.

Comprehensive Income

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders and subsidiaries of the Company. It has two components: net earnings and other comprehensive income. Accumulated other comprehensive loss reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges.

Comprehensive income, net of related tax effects, is as follows *(in thousands)*:

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Net earnings	$ 215,073	$ 181,210	$ 94,564
Unrealized holding gains/(losses) on available-for-sale securities, net of tax benefit/(provision) of ($231), ($434) and $52 in 2002, 2001 and 2000, respectively	394	738	(85)
Unrealized holding gains on cash flow hedges, net of tax provision of $1,066, $683 and $0 in 2002, 2001 and 2000, respectively	1,815	1,163	-
Unrealized holding gains/(losses) on net investment hedges, net of tax benefit/(provision) of $415, ($109) and $0 in 2002, 2001 and 2000, respectively	(706)	186	-
Reclassification adjustment for gains realized in net income, net of tax provision of $1,769, $0 and $48 in 2002, 2001 and 2000, respectively	(3,012)	-	(78)
Net unrealized gain/(loss)	(1,509)	2,087	(163)
Translation adjustment	(1,664)	3,481	(6,867)
Total comprehensive income	$ 211,900	$ 186,778	$ 87,534

Note 12: Employee Stock and Benefit Plans

Stock Option Plan

The Company maintains several stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from October 3, 1999, through September 29, 2002:

	Shares Subject to Options	Weighted Average Exercise Price Per Share	Shares Subject to Exercisable Options	Weighted Average Exercise Price Per Share
Outstanding, October 3, 1999	45,141,102	$ 8.42	24,161,650	$ 6.78
Granted	9,410,330	12.42		
Exercised	(8,943,570)	6.54		
Cancelled	(3,718,136)	10.71		
Outstanding, October 1, 2000	41,889,726	9.55	20,330,740	7.82
Granted	9,907,292	20.48		
Exercised	(6,289,892)	7.45		
Cancelled	(2,496,195)	14.22		
Outstanding, September 30, 2001	43,010,931	12.13	24,407,135	9.16
Granted	10,262,709	15.79		
Exercised	(9,830,136)	9.29		
Cancelled	(2,983,701)	15.15		
Outstanding, September 29, 2002	40,459,803	$ 13.55	20,975,598	$ 11.07

As of September 29, 2002, there were 34.8 million shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of September 29, 2002, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 2.84 - $ 9.20	9,762,067	4.05	$ 7.45	9,250,255	$ 7.36
9.21 - 11.63	9,577,220	6.47	11.07	6,768,224	10.95
11.88 - 14.80	9,991,522	8.50	14.37	1,539,580	13.00
15.34 - 20.19	8,546,478	8.10	19.70	2,389,383	19.67
20.25 - 25.11	2,582,516	8.70	22.34	1,028,156	22.26
$ 2.84 - $ 25.11	40,459,803	6.87	$ 13.55	20,975,598	$ 11.07

Employee Stock Purchase Plans

The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings towards the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of each quarterly offering period for each calendar year). No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 16.0 million. There were 991,742 shares issued under the plan during fiscal 2002 at prices ranging from $12.58 to $19.81. There were 813,635 shares issued under the plan during fiscal 2001 at prices ranging from $12.70 to $18.28. There were 807,542 shares issued under the plan during fiscal 2000 at prices ranging from $10.19 to $16.36. The plan has purchased a total of 4.9 million shares since inception, leaving 11.1 million shares available for future issuance. Of the 32,950 employees eligible to participate, 9,126 were participants in the plan as of September 29, 2002.

Starbucks has an additional employee stock purchase plan which allows eligible United Kingdom employees to save towards the purchase of the Company's common stock. The plan is in compliance with applicable tax laws in the United Kingdom. The employee's purchase price is 85% of the fair value of the stock on the first business day of a three-year offering period. No compensation expense was recorded in connection with the plan during fiscal 2002. The total number of shares issuable under the plan is 600,000, none of which have been issued as of September 29, 2002.

Deferred Stock Plan

The Company has a deferred stock plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of September 29, 2002, receipt of 1,697,100 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

Accounting for Stock-based Compensation

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, because the grant price equals the market price on the date of grant, no compensation expense is recognized for stock options issued to employees.

Had compensation cost for the Company's stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been as follows *(in thousands, except earnings per share)*:

Fiscal year ended	As Reported	Pro Forma Under SFAS No. 123
September 29, 2002:		
Net earnings	$ 215,073	$ 177,627
Net earnings per common share:		
Basic	$ 0.56	$ 0.46
Diluted	$ 0.54	$ 0.45
September 30, 2001:		
Net earnings	$ 181,210	$ 140,675
Net earnings per common share:		
Basic	$ 0.48	$ 0.37
Diluted	$ 0.46	$ 0.36
October 1, 2000:		
Net earnings	$ 94,564	$ 66,241
Net earnings per common share:		
Basic	$ 0.25	$ 0.18
Diluted	$ 0.24	$ 0.17

The fair value of stock-based awards to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan		
	2002	2001	2000	2002	2001	2000
Expected life (years)	2 – 5	2 – 5	2 – 6	0.25	0.25	0.25
Expected volatility	43% – 54%	57%	55%	33% – 51%	41% – 49%	42% – 82%
Risk-free interest rate	1.63% – 4.96%	2.37% – 5.90%	5.65% – 6.87%	1.93% – 2.73%	2.35% – 4.68%	5.97% – 6.40%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

The Company's valuations are based upon a multiple option valuation approach, and forfeitures are recognized as they occur. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock-price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Because Company stock options do not trade on a secondary exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase, above the grant price, in the market price of the Company's stock. Such an increase in stock price would benefit all stockholders commensurately.

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2002, 2001 and 2000 were $6.48, $8.98 and $5.37 per share, respectively.

In applying SFAS No. 123, the impact of outstanding stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 2002 pro forma adjustments are not necessarily indicative of future period pro forma adjustments.

Defined Contribution Plan

Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a portion of their compensation to the plan up to plan limits of approximately 19%, not to exceed the dollar amounts set by applicable laws. Effective January 1, 2003, participating employees may elect to defer and contribute up to 50% of their compensation. For certain plans, the Company matched 25% of each employee's eligible contribution up to a maximum of the first 4% of each employee's compensation. Beginning April 1, 2002, the Company's matching contributions for the majority of its plans were increased to a maximum of 150%, depending on participants' years of service.

The Company's matching contributions to all plans were approximately $3.1 million, $1.6 million and $1.1 million in fiscal 2002, 2001 and 2000, respectively.

Note 13: Income Taxes

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.4	3.8	3.7
Valuation allowance change from prior year	(0.9)	0.9	3.5
Other, net	(0.5)	(2.4)	(1.1)
Effective tax rate	37.0%	37.3%	41.1 %

The provision for income taxes consists of the following *(in thousands)*:

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Currently payable:			
Federal	$ 109,154	$ 91,750	$ 70,157
State	16,820	17,656	12,500
Foreign	5,807	3,198	1,601
Deferred tax asset, net	(5,468)	(4,892)	(18,252)
Total	$ 126,313	$ 107,712	$ 66,006

Deferred income taxes or tax benefits reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The Company will establish a valuation allowance if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. The valuation allowance as of September 29, 2002, was related to losses from investments in majority-owned foreign subsidiaries; the valuation allowance as of September 30, 2001, was related to losses from investments in majority-owned foreign subsidiaries and from Internet-related companies. The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities is as follows *(in thousands)*:

	Sept 29, 2002	Sept 30, 2001
Deferred tax assets:		
Equity and other investments	$ 14,026	$ 3,784
Capital loss carryforwards	6,077	17,448
Accrued occupancy costs	14,597	12,317
Accrued compensation and related costs	12,726	9,898
Other accrued expenses	16,608	7,245
Foreign tax credits	10,199	5,199
Other	6,971	164
Total	81,204	56,055
Valuation allowance	(5,476)	(8,704)
Total deferred tax asset, net of valuation allowance	75,728	47,351
Deferred tax liabilities:		
Property, plant and equipment	(50,819)	(34,260)
Other	(5,199)	(355)
Total	(56,018)	(34,615)
Net deferred tax asset	$ 19,710	$ 12,736

As of September 29, 2002, the Company had foreign tax credit carryforwards of $10.2 million with expiration dates between fiscal years 2004 and 2008. The Company also had capital loss carryforwards of $15.8 million expiring in 2006.

Taxes currently payable of $32.8 million and $50.3 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of September 29, 2002, and September 30, 2001, respectively.

Note 14: Earnings Per Share

The following table represents the calculation of net earnings per common share – basic *(in thousands, except earnings per share):*

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Net earnings	$ 215,073	$ 181,210	$ 94,564
Weighted average common shares and common stock units outstanding	385,575	380,566	371,191
Net earnings per common share – basic	$ 0.56	$ 0.48	$ 0.25

The following table represents the calculation of net earnings per common and common equivalent share – diluted *(in thousands, except earnings per share):*

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Net earnings	$ 215,073	$ 181,210	$ 94,564
Weighted average common shares and common stock units outstanding	385,575	380,566	371,191
Dilutive effect of outstanding common stock options	11,951	13,783	14,808
Weighted average common and common equivalent shares outstanding	397,526	394,349	385,999
Net earnings per common and common equivalent share – diluted	$ 0.54	$ 0.46	$ 0.24

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 1.8 million, 0.9 million and 0.3 million in fiscal 2002, 2001 and 2000, respectively.

Note 15: Commitments and Contingencies

In connection with various yen denominated bank loans entered into by Starbucks Coffee Japan, Ltd., the Company guaranteed approximately $11.8 million of the outstanding debt in the event of default by Starbucks Coffee Japan, Ltd.

On June 20, 2001, and July 2, 2001, two purported class action lawsuits against the Company, entitled *James Carr, et al. v. Starbucks Corporation* and *Olivia Shields, et al. v. Starbucks Corporation,* were filed in the Superior Courts of California, Alameda and Los Angeles Counties, respectively. On April 19, 2002, Starbucks announced that it had reached an agreement to settle both lawsuits and fully resolve all claims brought by the plaintiffs without engaging in protracted litigation. Accordingly, Starbucks recorded an $18.0 million charge, which is included in "General and administrative expenses" on the accompanying consolidated financial statement of earnings, for the estimated claims to eligible class members, attorneys' fees and costs, and costs to a third-party claims administrator, as well as applicable employer payroll taxes. On December 17, 2002, the settlement was approved. Claims under the settlement agreement will be paid on a "claims made" basis. The Company expects most claims will be paid in the second quarter of fiscal 2003.

In addition to the California lawsuits described above, the Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

Note 16: Segment Reporting

The Company is organized into a number of business units, which correspond to the Company's operating segments.

North American Retail

North American Retail, which represents 92.5% of total retail revenues and 78.6% of total net revenues, sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in the United States and Canada.

Business Alliances

At the beginning of fiscal 2001, the Company's North American foodservice and retail store licensing operations were combined into a single business unit due to their common customer universe and the determination that separate segment reporting of Business Alliances was appropriate under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Business Alliances, which represents 44.8% of total specialty revenues and 6.8% of total net revenues, sells whole bean and ground coffees through foodservice accounts. In addition, Business Alliances sells coffee and related products for resale through North American retail store licensing agreements, and receives license fees and royalties.

All Other Business Units

The remainder of the Company's business units individually represent less than 10% of total net revenues. These include International Retail (comprised of international Company-operated retail stores), international retail store licensing, grocery channel licensing, warehouse club accounts, interactive operations, equity investees and other initiatives related to the Company's core businesses. These business units are managed and evaluated independently and do not meet the quantitative thresholds of a reportable segment under SFAS No. 131.

Revenues from these segments include both sales to unaffiliated customers and sales between segments, which are accounted for on a basis consistent with sales to unaffiliated customers. Segment information has been prepared using a management approach that is consistent with the basis and manner in which the Company's management internally reviews financial information for operational decision making purposes. However, intersegment revenues, consisting primarily of product sales to and from subsidiaries and equity method investees, and other intersegment transactions, which are included in the information presented below, have been eliminated on the accompanying consolidated financial statements.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before "Interest and other income, net," "Internet-related investment losses," "Gain on sale of investment" and "Income taxes." No allocations of overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. General corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain intangibles. Management evaluates performance of the segments based on direct product sales and operating costs.

The table below presents information by operating segment *(in thousands):*

Fiscal year ended	North American Retail	Business Alliances	All other business units	Intersegment eliminations/ Unallocated corporate	Total
Fiscal 2002:					
Total net revenues	$ 2,583,756	$ 222,410	$ 553,573	$ (70,831)	$ 3,288,908
Earnings before income taxes [(1)(2)]	432,513	56,605	63,021	(210,753)	341,386
Depreciation and amortization expenses	143,337	6,153	27,331	28,736	205,557
Income from equity investees	-	-	22,014	13,818	35,832
Identifiable assets	897,651	51,662	357,997	985,426	2,292,736
Fiscal 2001:					
Total net revenues	$ 2,086,354	$ 193,574	$ 419,843	$ (50,791)	$ 2,648,980
Earnings before income taxes [(1)(2)]	336,434	50,165	70,116	(167,793)	288,922
Depreciation and amortization expenses	115,061	5,278	17,768	25,394	163,501
Income from equity investees	-	-	17,556	11,059	28,615
Identifiable assets	873,306	57,578	217,027	698,608	1,846,519
Fiscal 2000:					
Total net revenues	$ 1,734,929	$ 160,812	$ 305,080	$ (23,207)	$ 2,177,614
Earnings before income taxes [(1)(2)]	249,924	43,777	53,323	(186,454)	160,570
Depreciation and amortization expenses	94,312	3,547	10,117	22,256	130,232
Income from equity investees	-	-	15,139	5,161	20,300
Identifiable assets	664,773	52,596	111,521	659,434	1,488,324

(1) North American Retail and International Retail regularly monitor the financial results of their Company-operated retail stores and accumulate historical operating measures to identify performance trends in various markets. Provisions for long-lived asset impairment are recorded when, among other things, retail stores are unable to generate current and future estimated undiscounted cash flows in excess of asset carrying values, consisting primarily of leasehold improvements. Gains and losses on disposals are generated primarily through renovation activities. As a result of these activities, Starbucks recorded provisions and net losses of $26.0 million, $7.3 million and $4.4 million in fiscal 2002, 2001 and 2000, respectively.

(2) Unallocated corporate includes general and administrative expenses, certain depreciation expenses on general and administrative related assets, as well as amounts included in "Interest and other income, net," "Internet-related investment losses," and "Gain on sale of investment" on the accompanying consolidated statements of earnings.

The tables below represent information by geographic area *(in thousands):*

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Net revenues from external customers:			
United States	$ 2,830,650	$ 2,301,013	$ 1,910,092
Foreign countries	458,258	347,967	267,522
Total	$ 3,288,908	$ 2,648,980	$ 2,177,614

Revenues from foreign countries are based on the location of the customers and consist primarily of retail revenues from Canada and the United Kingdom as well as specialty revenues generated from product sales to international licensees. No customer accounts for 10% or more of the Company's revenues.

Fiscal year ended	Sept 29, 2002	Sept 30, 2001	Oct 1, 2000
Long-lived assets:			
United States	$ 1,206,101	$ 1,065,448	$ 915,762
Foreign countries	239,097	187,146	114,328
Total	$ 1,445,198	$ 1,252,594	$ 1,030,090

Assets attributed to foreign countries are based on the country in which those assets are located.

Note 17: Quarterly Financial Information (Unaudited)

Summarized quarterly financial information in fiscal years 2002 and 2001 is as follows *(in thousands, except earnings per share):*

	First	Second	Third	Fourth
2002 quarter:				
Net revenues	$ 805,335	$ 783,217	$ 835,158	$ 865,198
Operating income	92,646	48,780	87,709	89,590
Net earnings	68,355	32,077	56,174	58,467
Net earnings per common share – diluted	$ 0.17	$ 0.08	$ 0.14	$ 0.15
2001 quarter:				
Net revenues	$ 667,387	$ 629,288	$ 662,769	$ 689,536
Operating income	76,057	50,854	71,307	82,876
Net earnings	48,995	32,210	46,757	53,248
Net earnings per common share – diluted	$ 0.12	$ 0.08	$ 0.12	$ 0.14

Management's Responsibility for Financial Reporting

The management of Starbucks Corporation is responsible for the preparation and integrity of the financial statements included in this Annual Report to Shareholders. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, transactions are properly recorded in the Company's records, assets are safeguarded and accountability for assets is maintained. The concept of reasonable assurance is based on the recognition that the cost of maintaining our system of internal accounting controls should not exceed benefits expected to be derived from the system. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements. In addition, the Company's internal audit department assesses the effectiveness and adequacy of internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the Company's internal controls, and takes steps to implement those that are believed to be appropriate in the circumstances.

Independent auditors are appointed by the Company's Board of Directors and ratified by the Company's shareholders to audit the financial statements in accordance with auditing standards generally accepted in the United States of America and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report appears in this Annual Report.

The Audit Committee, all of whose members are outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with management, the independent auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each is properly discharging its responsibilities. The independent auditors and the internal auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.



ORIN C. SMITH
president and
chief executive officer



MICHAEL CASEY
executive vice president,
chief financial officer and
chief administrative officer

Independent Auditors' Report

To the Board of Directors and Shareholders of Starbucks Corporation
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the Company) as of September 29, 2002, and September 30, 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended September 29, 2002, September 30, 2001, and October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2002, and September 30, 2001, and the results of its operations and its cash flows for the years ended September 29, 2002, September 30, 2001, and October 1, 2000, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Seattle, Washington
December 4, 2002

Shareholder Information

Market Information and Dividend Policy
The Company's common stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"), under the symbol "SBUX." The following table sets forth the quarterly high and low closing sale prices per share of the common stock as reported by Nasdaq for each quarter during the last two fiscal years. All prices shown reflect the two-for-one stock split effected April 27, 2001.

	HIGH	LOW
September 29, 2002:		
Fourth Quarter	$ 24.36	$ 18.63
Third Quarter	25.63	22.02
Second Quarter	24.07	19.51
First Quarter	19.91	14.56
September 30, 2001:		
Fourth Quarter	$ 22.77	$ 14.00
Third Quarter	23.00	18.58
Second Quarter	25.00	20.03
First Quarter	24.94	19.16

As of December 16, 2002, the Company had 11,004 shareholders of record. The Company has never paid any dividends on its common stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

The Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2002, without the exhibits thereto, may be obtained without charge by accessing the Company's filings at www.sec.gov or by sending a request to Investor Relations at the address, phone number or email address below.

Quarterly information is available to all shareholders immediately upon its release, free of charge, via fax, by calling 1-800-239-0317 or through access on the Internet at www.businesswire.com/cnn/sbux.htm. To receive a copy by mail, please send your request to:

Investor Relations
Investor Relations—M/S S-FP1
Starbucks Corporation
P.O. Box 34067
Seattle, WA 98124-1067
(206) 447-1575, ext. 87118
www.starbucks.com/aboutus/investor.asp

Corporate Social Responsibility

Starbucks demonstrates its commitment to corporate social responsibility ("CSR") by conducting its business in ways that produce social, environmental and economic benefits to the communities where Starbucks operates. The Company aligns its principles for social responsibility with its overall strategy and business operations. As a result, Starbucks believes it delivers benefits to the Company and its stakeholders – partners, customers, suppliers, shareholders, community members and others – while distinguishing Starbucks as a leader within the coffee industry.

Providing open communication and transparency helps the Company be accountable to its stakeholders. To support this goal, Starbucks publishes a CSR Annual Report. Starbucks fiscal 2002 CSR Annual Report is available online at www.starbucks.com/aboutus/csr.asp.

To request a printed copy of the report, call 1-800-STARBUC (1-800-782-7282), and dial "0" to be connected with a service representative, or fax your request to 1-800-782-7286.

Board of Directors and Senior Officers

Board of Directors

HOWARD SCHULTZ
Starbucks Corporation
chairman of the board and chief global strategist

ORIN C. SMITH
Starbucks Corporation
president and chief executive officer

HOWARD BEHAR
Starbucks Corporation
president, North America

BARBARA BASS
Gerson Bakar Foundation
president

CRAIG J. FOLEY
Wickham Capital Corp.
president

GREGORY B. MAFFEI
360networks inc.
chairman and chief executive officer

ARLEN I. PRENTICE
Kibble & Prentice
chairman and chief executive officer

JAMES G. SHENNAN, JR.
Trinity Ventures
general partner

CRAIG E. WEATHERUP
The Pepsi Bottling Group, Inc.
director

Senior Officers

JAMES DONALD
president, North America

PETER MASLEN
president, Starbucks Coffee International, Inc.

PAULA E. BOGGS
executive vice president, general counsel and secretary

MICHAEL CASEY
executive vice president, chief financial officer and chief administrative officer

EDUARDO R. (TED) GARCIA
executive vice president, Supply Chain & Coffee Operations

DAVID A. PACE
executive vice president, Partner Resources

DEIDRA WAGER
executive vice president; chief retail officer, Starbucks Coffee Japan, Ltd.

JAMES ALLING
senior vice president, U.S. Retail

TROY ALSTEAD
senior vice president, Finance and Business Development, International

MARTIN J. ANNESE
senior vice president – Northeast, U.S. Retail

DAVID N. CHICHESTER
senior vice president, Finance

BRIAN CRYNES
senior vice president, chief information officer

CHRISTINE DAY
senior vice president, North America Administration

JULIO GUTIÉRREZ
senior vice president; president, Latin America

WILLARD (DUB) HAY
senior vice president, Coffee

WANDA HERNDON
senior vice president, Worldwide Public Affairs

DARREN HUSTON
senior vice president, Starbucks Branded Products, North America

GREGG S. JOHNSON
senior vice president, Licensed Stores, North America

DAVID LANDAU
senior vice president and deputy general counsel, Law & Corporate Affairs

KATHARINE LINDEMANN
senior vice president, Operations & Asset Development, International

MARK LINDSTROM
senior vice president – Southwest, U.S. Retail

PEDRO Y.K. MAN
senior vice president; president, Asia Pacific

MARK MCKEON
senior vice president; president, Europe, Middle East and Africa

KENNETH F. MEYERS
senior vice president, Human Resources, International

COLIN MOORE
senior vice president; president, Canada

DAVE OLSEN
senior vice president, Culture and Immersion

LAUNI SKINNER
senior vice president – Northwest, U.S. Retail

HENRY J. SUERTH
senior vice president, Business Alliances, North America

MARK WESLEY
senior vice president, Store Development and Asset Management, North America

MARY WILLIAMS
senior vice president, Coffee

HOWARD WOLLNER
senior vice president, Store Concepts

THOMAS YANG
senior vice president, Marketing, International



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